 Filed Pursuant to Rule 424(b)(4)
 Registration File No.: 333-181817
Prospectus Supplement
(To Prospectus dated May 31, 2012)
1,500,000 Shares

Orchids Paper Products Company
Common Stock

We are offering 1,500,000 shares of our common stock. Our common stock is listed on the NYSE MKT under the symbol “TIS.” On April 23, 2015, the last reported sale price of our common stock on the NYSE MKT was $23.59 per share.
Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-14 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement and accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per share	Total
Public Offering Price	$23.000	$34,500,00
Underwriting Discounts and Commissions	$1.380	$2,070,000
Proceeds to Company (Before Expenses)	$21.620	$32,430,000
Delivery of the shares of common stock is expected to be made on or about April 29, 2015. We have granted the underwriters an option for a period of 30 days to purchase up to an additional 225,000 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $2.4 million and the total proceeds to us, before expenses, will be $37.3 million.

Sole Book-Running Manager
Jefferies
Co-Managers
Oppenheimer & Co.Craig-Hallum Capital Group
Prospectus Supplement dated April 23, 2015

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in any jurisdiction where it is unlawful to make such offer or solicitation. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus prepared by us or on our behalf and the documents incorporated by reference herein or therein is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations, business and prospects may have changed since those dates.
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ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This prospectus supplement provides you with specific information about our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and other information you should know before investing. Since the accompanying prospectus provides general information about us, some of the information may not apply to this offering. This prospectus supplement describes the specific details regarding the offering and adds to, updates and changes information contained in the accompanying prospectus. To the extent the information in this prospectus supplement is different from that in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described in the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” of this prospectus supplement, before investing in our common stock.
You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of shares of our common stock.
References in this prospectus supplement to “Orchids,” “we,” “us,” “our” or “the Company” are to Orchids Paper Products Company and its subsidiaries. The term “you” refers to a prospective investor.
INDUSTRY AND MARKET DATA
In this prospectus supplement and the accompanying prospectus (and the documents incorporated by reference herein or therein), we rely on and refer to information and statistics regarding market data and our industry obtained from market research, independent industry publications and other publicly available information. We believe this information is reliable but we have not independently verified it. In addition, we have made statements in this prospectus supplement and the accompanying prospectus regarding our industry and our position in the industry based on our experience in the industry and our own evaluation of market conditions.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This prospectus supplement, the prospectus and the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. They can be identified by the use of forward-looking words, such as “may,” “will,” “should,” “could,” “would,” “estimate,” “project,” “forecast,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “target,” “providing guidance” or other comparable words, or by discussions of strategy that may involve risks and uncertainties. The forward-looking statements contained in this prospectus supplement, the prospectus and the documents incorporated by reference reflect our views and assumptions only as of the date hereof. You should not place undue reliance on forward-looking statements. We caution you that these forward-looking statements are only predictions, which are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:
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failure to bring new paper making machines and new converting lines to full capacity in Pryor, Oklahoma, in a timely manner;

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failure to complete in a timely and cost efficient manner the construction planned in Barnwell, South Carolina;

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intense competition in our markets and aggressive pricing by our competitors could force us to decrease our prices and reduce our profitability;

S-ii

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a substantial percentage of our converted product revenues are attributable to a small number of customers who may decrease or cease purchases at any time;

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disruption in our supply or increase in the cost of fiber;

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Fabrica’s failure to execute under the Supply Agreement;

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failure to successfully integrate the Fabrica business into our existing operations and the additional indebtedness incurred to finance the Fabrica Transaction;

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changes in our retail trade customers’ policies and increased dependence on key retailers in developed markets;

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excess supply in the market may reduce our prices;

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the availability of, and prices for, energy;

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failure to purchase the contracted quantity of natural gas may result in financial exposure;

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our exposure to variable interest rates;

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the loss of key personnel;

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labor interruption;

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natural disaster or other disruption to our facilities;

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other factors discussed from time to time in our filings with the SEC.

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NON-GAAP FINANCIAL MEASURES
In addition to reporting all financial information required in accordance with generally accepted accounting principles (GAAP), this prospectus supplement contains references to EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted Net Income Per Share and Net Debt, which are non-GAAP financial measures. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted Net Income Per Share and Net Debt are not measurements of financial performance under GAAP and should not be used in isolation or as a substitute or alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as a substitute or alternative to cash flow from operating activities or a measure of our liquidity. In addition, the Company’s definitions of EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted Net Income Per Share and Net Debt may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Management believes that these non-GAAP financial measures provide useful supplemental information regarding the performance of our business operations and facilitates comparisons to our historical operating results. For a description of EBITDA, Adjusted EBITDA Adjusted Net Income, Adjusted Diluted Net Income Per Share and Net Debt and a reconciliation to the most comparable GAAP financial measures, please see “Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data”.
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PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights information incorporated by reference into or contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk Factors” beginning on page S-14 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2014 and our consolidated financial statements and the related notes thereto incorporated by reference herein before making a decision to invest in our shares.
Overview of Our Business
We are a customer focused, national supplier of high quality private label consumer tissue products. We produce bulk tissue paper, known as parent rolls, and convert parent rolls into finished products, including paper towels, bathroom tissue and paper napkins. Our integrated manufacturing facilities have flexible production capabilities, which allow us to produce high quality tissue products with short production times across all quality tiers for customers in our target regions. We predominately sell our products for use in the “at-home” market under private labels to a customer base consisting primarily of dollar stores, discount retailers and grocery stores that offer limited alternatives across a wide range of products. Our strategy is to capitalize on positive market trends by leveraging our industry experience, customer relationships and low cost, strategic operating footprint to drive growth and profitability for the business.
We supply both large national customers and regional customers with a focus on high growth regions of the United States. Our largest customers are Dollar General, Family Dollar, HEB and Wal-Mart, which accounted for 71% of our converted product sales in 2014. Our products are a daily consumable item. Therefore, the order stream from our customer base is fairly consistent with limited seasonal fluctuations. Changes in the national economy do not materially affect the market for our products due to their non-discretionary nature and high degree of household penetration. Demand for tissue typically grows in line with overall population, and our customers are typically located in regions of the U.S. where the population is growing faster than the national average. Additionally, private label consumer products have continued to gain market share over branded products. As a result of these factors, we have demonstrated above market compound annual sales growth of 11.4% since 2010.
Our manufacturing operations are economically and strategically well positioned. Our facilities have been designed to have the flexibility to produce and convert parent rolls across different product tiers and to use both virgin and recycled fibers to maximize quality and to control costs. We own an integrated facility in Pryor, Oklahoma with modern paper making and converting equipment, which has the capacity to supply 74,000 tons per year primarily to service the central United States. We recently invested approximately $39 million at this facility for a new paper machine and a new converting line. The new paper machine commenced operations in the second quarter of 2015 and provides us with an additional 17,000 tons of parent roll capacity. We believe the new paper machine will improve our margins by reducing our manufacturing cost and by providing us additional parent roll capacity thereby potentially improving our EBITDA by approximately $6 million. In addition, our new converting line is expected to commence operations in the second quarter of 2015 and add 12,500 tons of converting capacity. In June 2014, we expanded our geographic presence to service the United States West coast through a strategic transaction with Fabrica de Papel San Francisco, S.A. de C.V. (“Fabrica”), one of the largest tissue manufacturers by capacity in Mexico. The transaction with Fabrica provided us access to its U.S. customers which we believe will allow us to further penetrate the region and has resulted in 20,000 tons of converted product sold since June 2014.
As part of our strategy to be a national supplier of high quality consumer tissue products, we announced plans in April 2015 to begin construction on a world-class integrated tissue operation in Barnwell, South Carolina. We believe that this new facility will allow us to better serve our existing customers in the Southeast U.S., while also enabling us to penetrate new customers in this region. The facility is designed to provide highly flexible, cost competitive production across all quality tiers with paper making capacity of between 35,000 and 40,000 tons per year and converting capacity of between 30,000 and 32,000 tons per year. We expect construction on the site will begin in the second quarter of 2015 with the first converting line to be operational by the end of 2015 and the second converting line to be operational by the end of the second quarter of 2016. The paper machine will utilize a highly versatile process capable of producing ultra-premium tier products, and is expected to be operational by the beginning of 2017. We estimate the total costs of the project to be approximately $110 to $127 million, which will be financed through a combination of bank debt and the proceeds from this offering.
Our Competitive Strengths
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Strong and tenured relationships with our customers.   We believe our long-standing customer relationships provide us with a significant advantage as a private label tissue supplier. Since our formation in 1998, we have focused on the growing private label retail channel and believe we have developed a reputation as a reliable and responsive supplier to these customers. Moreover, our strong customer relationships have supported our growing volumes and reputation as a differentiated provider to the discount retail channels. Sales to our four largest customers by shipment have increased approximately 75% since 2008 and these relationships average over eleven years in length. Our collaborative, partnership approach with customers helps to ensure lasting customer relationships, which we believe provides us with a substantial advantage over our competitors.

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Value-added service supplier.   We focus on providing value-added services that support our position as a preferred supplier to our customers, which we believe creates a barrier for new entrants. As part of our collaborative approach to product development, we work closely with customers to develop private label brands that meet their quality and cost specifications on an individualized basis. These relationships benefit from our deep knowledge and expertise in the production of high quality, cost competitive private label products. We also believe our superior customer service allows us to improve logistics services and inventory management for our customers. Our partnership with Fabrica has provided resources to enhance our new product development efforts to develop several new and improved products in the premium tier for production at both our Oklahoma and Mexicali facilities. We believe our value-added services and our partnership with Fabrica help to maintain deep relationships with our customers as well as enable us to win new customers.

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Low cost, well-invested manufacturing operations.   We believe our vertically integrated manufacturing facilities and flexible production capacity contributes to our competitive position in the marketplace. Our Oklahoma facility benefits from low energy costs, favorable tax rates and cost competitive labor rates, while the Fabrica transaction provides us access to favorable production costs from the 165,000 tons per year Fabrica production facility. We have made strategic capital investments to improve our manufacturing cost structure at our Oklahoma facility, including investment in a high-speed paper machine in 2006, a state of the art converting line in 2010, and an additional paper machine and converting line in 2015. In addition, we maintain an ongoing focus on cost-saving and productivity improvement initiatives, and have contracted for the majority of our fiber and natural gas requirements to minimize input cost volatility. By investing in our assets and focusing on cost reduction, we are able to compete more effectively, generate significant free cash flow and improve margins.

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Strategically located manufacturing footprint.   Our manufacturing footprint is well located relative to our target customers and in high growth regions of the United States. We are one of the few tissue paper manufacturers with assets located in the South Central U.S. and Mexico. We believe these facilities’ proximity to our target distribution centers reduces overall freight cost to customers and increases our competitive position. In 2014, approximately 76% of our product shipments were taken by customers directly from our facilities, which translated to direct freight savings. Our target regions are primarily focused on a 500-mile radius from the point of production, as we believe this radius maximizes our freight cost advantage over competitors. In April 2015, we announced plans to expand our operations to include a manufacturing facility in Barnwell, South Carolina in order to meet the demand of our growing customer base in the region. Based on the U.S. Census Bureau’s 2014 census estimates, our target regions in the Western, South Central and Eastern U.S. include approximately 53% of the United States population, and since 2000 have had a population growth rate that is 0.44% higher than the national average rate. We believe our facilities allow us to cost-competitively service these growing regions and support our continued growth.
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Experienced management team with a proven track record.   Our senior management team and board have extensive experience in the private label and tissue paper products industries. Jeffrey Schoen has served as our President and Chief Executive Officer since 2013 and has also been a member of our Board of Directors since 2007. Mr. Schoen has extensive experience in the private label industry with Cumberland Swan and Paragon Trade Brands. Keith R. Schroeder has been our Chief Financial Officer since 2002 and has over 17 years of direct industry experience including with Kruger, Inc. and Global Tissue. We believe the depth of experience of our highly skilled workforce and our management team coupled with oversight by our board of directors better enables us to serve our customers and will enable us to execute our growth strategy.

Our Strategy
Our goal is to be a customer focused national supplier of high quality consumer tissue products. We intend to achieve our goal through the key strategies set forth below:
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Strengthen and expand our customer base.   Long-term customer partnerships are central to our business strategy. We work closely with existing and prospective customers to develop new and innovative products and provide high value-added services, leading to deeper relationships and an increased store presence for our products. Our broad service expertise allows us to streamline logistics and improve inventory management for our customers as well as optimize our own product offerings. This high value-added approach to service has allowed us to develop new relationships and provided the opportunity for mutual growth with our customers. We expect our strategy of cooperative and innovative product development and superior customer service will further strengthen relationships with existing customers as well as expand our overall customer base.

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Focus on higher growth geographic regions and private label channels.   We are focusing our sales efforts on the growing private label channels and higher population growth regions of the United States. Our existing facilities are located within economic shipping distance to a number of these geographic regions and we focus our expansion efforts to further penetrate the higher growth regions. Within our economic shipping area, population growth is forecasted by the U.S. Census Bureau and the Weldon Cooper Center for Public Service to be 1.20% on average per year between 2014 and 2020, which compares favorably to the overall U.S. rate of 0.86% for the same period. In addition, our production is primarily focused on private label products, which, according to Information Resources Inc. (IRI), a provider of information about retail products, continues to benefit from a favorable long-term shift resulting in market share gains at the expense of national brands. Since 2009, according to IRI, private label sales of bathroom tissue, towels, and napkins have increased their market share by 4.4% versus branded tissue. We believe our strategy of targeting high growth markets and private label channels will enable us to continue to capitalize on these positive market trends.

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Maintain flexible, low cost integrated facilities able to produce a broad product spectrum.   In order to achieve our growth objectives, we believe it is crucial to maintain a low cost position across value, premium and ultra-premium product tiers. Our goal is to convert 100% of the parent rolls we produce to maximize margins and provide better control over the quality and cost of our converted products. Since 2004, we have invested over $160 million to modernize our Oklahoma facility, which resulted in increased capacity, improved quality and flexibility and reduced cost. Our alliance with Fabrica provides us with access to 19,800 tons per year of capacity through a broad offering of high quality tissue from a low cost, large scale integrated facility. We will continue to pursue opportunities to optimize our cost position, improve flexibility and improve our capabilities.

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Expand manufacturing footprint.   Strategically located manufacturing facilities are important to establishing and maintaining customer relationships due to the relatively high cost of freight for tissue product as a percentage of overall production cost. Currently, we are supplying significant converted product volumes to customers in the Southeast region despite an extended shipping distance from our Oklahoma facility. In order to better serve existing customers, grow market share and increase our profitability, we plan to develop manufacturing capabilities that are within more economically advantageous shipping distances to these customers. We expect that our announced expansion in South Carolina will also allow us to better reach new customers in this region, thereby providing an opportunity to reduce overall cost and gain additional market share.

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Employ a disciplined capital strategy.   We believe that a prudent and diligent approach to capital deployment can create significant value for stockholders. Our strategy is to focus on growing free cash flow, maintaining a low leverage balance sheet and targeting high return capital projects with paybacks of less than five years. Since implementation in February 2011, we have grown our annual dividend from $0.40 to $1.40 per share. While we will continue to evaluate capital projects consistent with our growth strategy, we intend to maintain our commitment to returning capital to shareholders through a dividend.

Market Overview
The tissue product industry is a mature market with stable underlying demand fundamentals supported by the non-discretionary nature of products, overall population growth and high household penetration. Tissue demand is divided between the “away from home” and “at-home” markets. The “away from home” market includes commercial and industrial settings such as office buildings, hotels, schools, and airports while, the “at-home” market represents all sales that are made directly to consumers for use in their households. Our core customers serve the “at-home” market, which is not materially seasonal and has demonstrated steady demand growth at an average annual rate of approximately 1.6% from 2001 to 2014 according to RISI, a provider of information about the global forest products industry. The “at-home” tissue market includes national brands and private label products across several quality levels, including a value tier, premium tier and ultra-premium tier. We target retailers marketing private label brands, which are sold under an in house label and typically earn higher margins than national brands, but are priced at a lower cost to consumers. From 2010 to 2014, the private label tissue market share has grown from 20.8% to 23.2% versus national brands.
Tissue Paper Parent Roll Market
The market for tissue paper parent rolls has demonstrated steadily increasing supply with stable long term operating rates, defined as total production as a percentage of capacity, due to measured capacity additions by market participants and predictable demand growth. According to RISI, operating rates since 2001 have averaged approximately 93.5% and averaged 94.0% in 2014, while production has grown at a compound annual growth rate of 1.1% for the same period and totaled 8,385,000 tons in 2014.

In order to meet anticipated demand, several tissue paper making capacity additions have been announced and are expected to be brought online between 2015 and 2017. Our analysis based on RISI estimates indicates that the additions for 2015, 2016 and 2017 will total 47,000 tons, 351,000 tons and 277,000 tons, respectively, with total capacity expected to be over 9 million tons by 2017. These figures include approximately 140,000 tons of capacity that is limited to the production of ultra-premium tissue paper and exclude projects listed as “on hold”. The expected capacity additions between 2015 and 2017 will be partially offset by capacity reductions due to new machinery replacing older machinery. Pricing trends for parent rolls have provided a restraint to capacity additions, with prices for virgin pulp rolls falling from $1,492 per ton in February 2012 to $1,299 per ton in February 2015, reflecting a decline of approximately 13%.
North American “At-Home” Tissue Market
The North American “at-home” tissue market has demonstrated consistent long-term expansion, with “at-home” product shipments growing from 4.5 million to 5.6 million tons between 2001 and 2014, according to RISI. According to the U.S. Census, this 1.7% growth rate in “at-home” product shipments from 2001 to 2014 exceeds the U.S. population growth rate during the same period, reflecting the rising demand for tissue products. We believe that we have opportunity to grow our market share, as we currently hold approximately 2% of the “at-home” U.S. tissue capacity, according to Bognar Enterprises, a provider of information about the global tissue industry, and our analysis.

North American Private Label Tissue Market
Consumer purchasing and retailer preference continue to undergo a long-term shift in favor of private label, with private label gaining share at the expense of national brands. According to IRI, private label sales of bathroom tissue, towels and napkins grew at an average annual rate of approximately 4.0% for the five years ended in 2014, compared to an overall market growth of 1.9%. The private label tissue market is highly fragmented and we believe the number of competitors in the private label market will not significantly increase in the near future because of the large capital expenditures required to establish a paper mill and converting facility and difficulties in obtaining environmental and local permits for parent roll manufacturing facilities.

First Quarter 2015 Results
On April 20, 2015, we announced 2015 first quarter results. Our net sales in the first quarter of 2015 were $37.4 million, compared with $27.8 million in the first quarter of 2014. Our net income for the first quarter of 2015 was $1.2 million, compared with $2.6 million in the first quarter of 2014. Our adjusted EBITDA for the first quarter of 2015 was $4.8 million, compared with $6.2 million in the first quarter of 2014.

Our first quarter 2015 results were reduced by the expected additional costs related to our new paper machine project at our Pryor, Oklahoma facility and the related de-commissioning of two paper machines in September 2014. This had the effect of reducing production and fixed cost absorption. The reduced production also resulted in the need to purchase parent rolls in the open market to supplement our paper making capacity and the loss of excess parent roll sales. We estimate that these factors resulted in a $2.2 million negative impact on our EBITDA in 2014 and also adversely impacted our first quarter 2015 EBITDA. The new machine has now reached full operating rates, and we expect this new machine to deliver approximately $6 million in annual increased EBITDA starting in the second quarter of 2015.
You should read this information together with the financial statements and the related notes, our first quarter of 2015 earnings release included in our Form 8-K filed with the SEC on April 20, 2015 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus or incorporated by reference herein. Neither our independent registered public accounting firm nor any other independent registered public accounting firm has audited or reviewed the estimated results, nor have they expressed any opinion on the estimated results.
About Our Company
We were formed in April 1998 following the acquisition of our present facilities located in Pryor, Oklahoma and subsequently changed our name to Orchids Paper Products Company. In July 2005, we completed our initial public offering and in July 2009, we completed a follow-on stock offering. Our corporate headquarters are located at 4826 Hunt Street in Pryor, Oklahoma 74361.

THE OFFERING
The following is a brief summary of certain terms of this offering. For a more complete description of our shares of our common stock, see “Description of Capital Stock” in the accompanying prospectus.
Issuer
Orchids Paper Products Company
Common stock offered
1,500,000 shares, or 1,725,000 shares if the underwriters exercise in full their option to purchase additional shares of common stock.
Common stock to be outstanding upon completion of this offering
10,259,225 shares, or 10,484,225 shares if the underwriters exercise in full their option to purchase additional shares of common stock.
Listing
Our shares of our common stock are listed on the NYSE MKT under the symbol “TIS.”
Use of proceeds
We intend to use the net proceeds from this offering, together with bank financing and cash on hand, to construct and operate an integrated paper mill in Barnwell, South Carolina, consisting of a new facility to house a new paper machine and converting equipment to convert the parent rolls into finished product and to provide warehouse space for finished product and raw materials. See “Prospectus Supplement Summary.” We intend to use the remainder of the proceeds from this offering, if any, for general corporate purposes. See “Use of Proceeds”.
Dividend policy
During 2014, we paid regular quarterly dividends on our shares of common stock at a rate of  $0.35 per share. We intend to continue to make quarterly distributions to holders of our common stock. The timing and declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors, and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant. There can be no assurance, however, that dividends for any fiscal quarter will be declared, or that, if declared, they will correspond to the policy described in this prospectus supplement. Our credit agreement contains an indirect restriction on the amount of cash dividends we may pay in that the amount of any dividends paid is included in the calculation of our fixed charge coverage ratio.

Risk factors
Investing in our common stock involves risks. See “Risk Factors” on page S-14 and “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 9, 2015 and incorporated by reference into this prospectus supplement, for other information you should consider before buying our shares of our common stock.
Indication of interest
Fabrica de Papel San Francisco, S.A. de C.V., a company affiliated with Mario Armando Garcia, who serves as a director of ours, has indicated an interest in purchasing up to approximately 215,000 shares of common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, such company may elect not to purchase any shares in this offering.
The number of common shares to be outstanding upon completion of this offering is based on 8,759,225 shares of our common stock outstanding as of March 31, 2015, and excludes 737,667 shares to be issued upon exercise of outstanding options at a weighted average exercise price of  $27.04 per share.
Unless otherwise noted, this prospectus supplement assumes no exercise by the underwriters of their option to purchase an additional 225,000 shares of common stock.

Summary Historical and Unaudited Pro Forma Consolidated Financial and
Operating Data
The following tables present our summary historical and unaudited pro forma consolidated financial and operating data. You should read these tables along with “Capitalization,” “Consolidated Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus or incorporated by reference herein. Historical results are not necessarily indicative of the results of operations expected for future periods.
The historical balance sheet data as of December 31, 2014, and the statement of operations data for the years ended December 31, 2013 and 2014, are derived from our audited consolidated financial statements that are incorporated by reference in this prospectus. The pro forma consolidated statement of operations data for the year ended December 31, 2014 give effect to the acquisition of certain assets of the Fabrica business as if it had occurred on January 1, 2014. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial data is for informational purposes only and does not purport to represent what our results of operations actually would have been if the foregoing transaction had occurred at any date, nor does such data purport to project the results of operations for any future period.
	Fiscal Year Ended December 31,			Pro Forma
	2012	2013	2014	Fiscal Year Ended December 31, 2014
				(unaudited)
	(in thousands, except share and per share data)
Converted Product Net Sales	$90,505	$109,611	$138,382	$153,059
Parent Roll Net Sales	10,314	6,763	4,342	4,342
Net Sales	100,819	116,374	142,724	157,401
Cost of Sales	78,253	88,494	115,985	128,265
Gross Profit	22,566	27,880	26,739	29,136
Selling, General and Administrative Expenses	8,456	9,471	11,675	10,338
Intangibles Amortization	—	—	753	1,293
Operating Income	14,110	18,409	14,311	17,505
Interest Expense	407	371	271	641
Other (Income) Expense, Net	302	(173)	181	181
Income Before Income Taxes	13,401	18,211	13,859	16,683
Provision for Income Taxes	4,144	4,892	4,394	5,289
Net Income	$9,257	$13,319	$9,465	$11,394
Average Number of Shares Outstanding, Basic	7,564,799	7,870,350	8,462,875	8,752,346
Average Number of Shares Outstanding, Diluted	7,831,722	7,936,948	8,538,752	8,828,223
Net Income Per Common Share:
Basic	$1.22	$1.69	$1.12	$1.30
Diluted	$1.18	$1.67	$1.11	$1.29
Cash Dividends Paid	$6,443	$10,708	$11,781	$12,261
Cash Dividends Per Share	$0.85	$1.35	$1.40	$1.40

	Fiscal Year Ended December 31,			Pro Forma
	2012	2013	2014	Fiscal Year Ended December 31, 2014
				(unaudited)
	(in thousands, except tonnage, share and per share data)
Other Operating and Financial Data:
EBITDA(1)	$21,349	$26,195	$23,819	$27,703
Adjusted EBITDA(1)	$21,695	$26,541	$27,670	$29,982
Adjusted Diluted Net Income Per Share(1)	$1.21	$1.71	$1.42	$1.47
Converted Product Tons Shipped	43,661	52,592	67,870
Parent Roll Tons Shipped	10,334	6,726	4,922
Total Tons Shipped	53,995	59,318	72,792
Capital Expenditures	$6,780	$12,171	$25,769
Maintenance Capital Expenditures(2)	$2,749	$4,522	$1,950
Cash Flow Data:
Cash Flow Provided by (Used in):
Operating Activities	$17,451	$20,796	$20,152
Investing Activities	$(9,788)	$(12,179)	$(37,434)
Financing Activities	$(6,226)	$(7,146)	$11,098
	As of December 31, 2013	As of December 31, 2014
		Actual	As adjusted(3)
		(unaudited)
	(in thousands)
Balance Sheet Data:
Total Assets	$127,092	$170,739	$202,669
Total Debt	$15,079	$36,362	$36,362
Total Stockholders’ Equity	$84,849	$100,513	$132,443
Net Debt(1)	$2,839	$37,047	$5,117
(1)
EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Net Income Per Share are not measurements of financial performance under GAAP and should not be considered as an alternative to net income, operating income, diluted net income per share or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or a measure of our liquidity. EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA, as used herein, excludes stock compensation expense, expenses related to business acquisitions and costs to demolish property, plant and equipment. Adjusted Net Income excludes after-tax stock compensation expense, expenses related to business acquisitions and costs to demolish property, plant and equipment. Adjusted Diluted Net Income Per Share, as used herein, is calculated by dividing Adjusted Net Income by the number of diluted weighted average shares outstanding. Management believes EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Net Income Per Share facilitate operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting relative interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and book depreciation of facilities and equipment (affecting relative depreciation expense), non-cash compensation and valuation (affecting stock compensation expense) and sporadic expenses (including costs of business acquisitions and demolition costs). Net Debt is not a measurement of financial performance under GAAP and should not be considered as an alternative to total debt outstanding, total liabilities or any other performance measure derived in accordance with GAAP. Net Debt, as used herein, represents total debt outstanding reduced by cash and short-term investments on hand. Management believes the presentation of Net Debt provides additional information regarding the Company’s liquidity and debt leverage positions.
See the charts below for a full reconciliation of EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted Net Income Per Share, and Net Debt to the most comparable GAAP financial measures.
	Fiscal Year Ended December 31,
	2012	2013	2014
	(unaudited)
	(in thousands)
EBITDA Reconciliation:
Net Income	$9,257	$13,319	$9,465
Plus: Interest Expense	407	371	271
Plus: Income Tax Expense	4,144	4,892	4,394
Plus: Depreciation	7,541	7,613	8,936
Plus: Intangibles Amortization	—	—	753
EBITDA	$21,349	$26,195	$23,819

	Fiscal Year Ended December 31,
	2012	2013	2014
	(unaudited)
	(in thousands)
Adjusted EBITDA Reconciliation:
EBITDA	$21,349	$26,195	$23,819
Plus: Stock Compensation Expense	346	346	1,879
Plus: Acquisition Costs	—	—	1,572
Plus: Demolition Costs	—	—	400
Adjusted EBITDA	$21,695	$26,541	$27,670

	Fiscal Year Ended December 31,
	2012	2013	2014
	(unaudited)
	(in thousands, except per share data)
Adjusted Net Income Reconciliation:
Net income	$9,257	$13,319	$9,465
Plus: Stock Compensation Expense, net of tax	239	253	1,284
Plus: Acquisition Costs, net of tax	—	—	1,074
Plus: Demolition Costs, net of tax	—	—	273
Adjusted Net income	$9,496	$13,572	$12,096
Adjusted Diluted Net Income Per Share	$1.21	$1.71	$1.42
	As of December 31, 2013	As of December 31, 2014
		Actual	As adjusted(3)
	(unaudited)
	(in thousands)
Net Debt Reconciliation:
Current Portion Long-Term Debt	$1,152	$2,700	$2,700
Long-Term Debt	13,927	33,662	33,662
Total Debt	15,079	36,362	36,362
Less: Cash, Net of Bank Overdrafts	(7,205)	685	(31,245)
Less: Short-Term Investments	(5,035)	—	—
Net Debt	$2,839	$37,047	$5,117

(2)
Maintenance capital expenditures for the fiscal years ended December 31, 2011 and December 31, 2010 were $4.0 million and $5.7 million respectively.

(3)
Reflects the receipt of the net proceeds of this offering, but does not give effect to the use of proceeds of this offering, which we expect will occur after the completion of this offering.

RISK FACTORS
You should carefully consider the risks described below, and any other risks described in our reports filed with the SEC, before making an investment decision. You should also refer to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the related notes, each of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The risks and uncertainties described below and in the documents incorporated by reference herein are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If certain of the risks described in the risk factors incorporated by reference herein actually occur, our business, results of operations and financial condition would suffer. In that event the trading price of our shares of our common stock could decline, and you may lose all or part of your investment. The risk factors incorporated by reference herein and discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Information” on page S-ii.
Risks Related To Our Business
There can be no assurance that we will be able to complete the construction project described in this prospectus supplement on the schedule or on the terms described in this prospectus supplement or at all, which could substantially adversely affect our strategic plans and projections.
As described in this prospectus supplement, we anticipate beginning the construction of a converting facility in Barnwell, South Carolina in the second quarter of 2015. However, there can be no assurance that the construction of the building, installation of the paper machines or ramping up of the production will proceed on schedule, in the manner described above, for the anticipated cost or at all. If the equipment suppliers fail to timely deliver the proper equipment or the construction of the facilities is delayed due to weather or structural issues, we may be unable to complete the construction project described in this prospectus supplement and bring the facility to full capacity in a timely and cost effective manner, and as a result our business and projections could be adversely impacted. See “Prospectus Supplement Summary.”
We face intense competition and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected.
The consumer market for private label tissue products is highly competitive. Many of our competitors have greater financial, managerial, sales and marketing and capital resources than we do, which may allow them to respond more quickly to new opportunities or changes in customer requirements. These competitors may also be larger in size or scope than us, which may allow them to achieve greater economies of scale or allow them to better withstand periods of declining prices and adverse operating conditions.
Our ability to successfully compete depends upon a variety of factors, including:
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aggressive pricing by competitors, which may force us to decrease prices in order to maintain market share;

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our ability to improve plant efficiencies and operating rates and lower manufacturing costs;

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the availability, quality and cost of labor and raw materials, particularly recycled fiber; and

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the cost of energy.

Our tissue paper products are commodity products, and if we do not maintain competitive prices, we may lose significant market share. Our ability to keep our prices at competitive levels depends in large part on our ability to control our costs. In addition, consolidation among retailers in the discount retail channel may put additional pressure on us to reduce our prices in order to maintain market share. If we are unable to effectively adjust our cost structure to address such increased competitive pressures, our sales level and profitability could be harmed and our operations could be materially adversely affected.

Increased competition in our region may affect our business.
In recent years, our competitors have added plants in the region in which we primarily focus our sales efforts. In 2014, Sofidel opened a converting plant in Tulsa, Oklahoma. In 2010, Clearwater Paper Corporation, via its acquisition of Cellu Tissue, started production from a new converting plant in Oklahoma City, Oklahoma, and in 2009, Pacific Paper added a new converting plant in Memphis, Tennessee. All plants are in our focused 500-mile sales area of our Oklahoma facility. Furthermore, our competitors also have plants in the 500-mile radius from Fabrica’s Mexicali plant, including Royal Paper and Cascades in Arizona, Clearwater and Sofidel in Nevada, and Asia Pulp and Paper in California. The increased presence of competition in our focused region may reduce some of our competitive cost advantage which could result in the loss of business or force us to reduce prices, either of which could have a material adverse effect on our business.
A substantial percentage of our net sales are attributable to four large customers, any or all of which may decrease or cease purchases at any time.
Our largest customer, Dollar General, accounted for 40% of our net sales in 2014. Family Dollar, HEB and Wal-Mart accounted for 11%, 12% and 9%, respectively, of our net sales in 2014. We expect that sales to a limited number of customers will continue to account for a substantial portion of our net sales for the foreseeable future. Sales to these customers are made pursuant to purchase orders and not supply agreements. We may not be able to keep our key customers, or these customers may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers would harm our sales and financial results. In particular, the loss of sales to one or more distribution centers would result in a sudden and significant decrease in our sales. If sales to current key customers cease or are reduced, we may not obtain sufficient orders from other customers necessary to offset any such losses or reductions.
We recently installed a new paper machine and intend to install a new converting line. Our failure to realize the benefits that we anticipate from these investments could adversely affect our financial position and results of operations.
We recently installed a new paper machine, which is in the process of ramping up to full production. The new paper machine is expected to deliver approximately $6 million in increased EBITDA, so a successful startup and continued operation is important to our financial results for 2015. Our achieving this $6 million increase in EBITDA is also subject to our ability to sell parent rolls we produce due to our additional capacity at competitive prices. If we are unable to do so, or if there is a delay or interruption of production by our new paper machine, we may not realize this anticipated increase. Significant delays in ramping up the new paper machine to full production may require us to purchase a substantial amount of parent rolls in the open market, which costs significantly more than producing the rolls in our mill, or may result in a short-term disruption in our ability to provide products to customers. We also intend to install a new converting line in our Oklahoma facility, which we expect to be operational before mid-2015. Significant delays in the installation or ramping up production on the new converting line may result in missed sales opportunities or increased costs, which could have a material adverse effect on our operating results.
We primarily use pre-consumer solid bleached sulfate paper, or SBS paper, and, to a lesser extent, virgin kraft fibers to produce parent rolls and any disruption in our supply or increase in the cost of pre-consumer SBS paper or virgin kraft could disrupt our production and harm our ability to produce tissue at competitive prices.
We do not produce any of the fiber we use to produce our parent rolls. We depend heavily on access to sufficient, reasonably priced quantities of fiber to manufacture our tissue products. Our paper mill is configured to convert recycled fiber, specifically SBS paper, and virgin kraft fiber into paper pulp for use in our paper production lines. In 2014, we purchased approximately 59,000 tons of SBS paper at a total cost of  $14.1 million compared to 60,000 tons of SBS paper at a total cost of  $13.3 million in 2013. In 2014, we purchased approximately 8,000 tons of virgin kraft at a total cost of  $5.0 million compared to 9,000 tons of virgin kraft at a total cost of  $5.8 million in 2013. Prices for SBS paper and virgin kraft have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. In addition, the market price of SBS fiber can also be influenced by market swings in the price of virgin pulp and other fiber grades. If either the available supply of SBS paper and/or virgin kraft diminishes or the demand for SBS paper and/or virgin kraft increases, it could substantially increase our cost of fiber, require us to purchase alternate fiber grades at increased costs, or cause a production slow-down or stoppage until we are able to identify new sources of fiber or reconfigure our pulping plant to process other available forms of paper fiber. We could experience a material adverse effect on our business, financial condition and results of operations should the price or supply of SBS paper and/or virgin kraft be disrupted. Further, we currently obtain all of our recycled fiber from a single supplier, Dixie Pulp and Paper, Inc. (“Dixie”) and the majority of our virgin kraft from Marubeni America Corporation (“Marubeni”). If our relationship with Dixie and/or Marubeni is altered or terminated for any reason, we will have to seek alternative channels to obtain our recycled and virgin kraft fiber, and there can be no assurance that we would be able to make arrangements that adequately meet our needs or on reasonable terms.
Fabrica’s failure to execute under the Supply Agreement could adversely affect our business.
Under the Supply Agreement with Fabrica de Papel San Francisco, S.A. de C.V. (“Fabrica”), we have the right to purchase up to 19,800 tons of parent rolls and equivalent converting capacity for certain specified product during each twelve month period following the effective date of the Supply Agreement. We may purchase up to an additional 7,700 tons annually in each of the first two years of the agreement, which has an initial term of twenty years. Fabrica’s failure to execute under this agreement could result in our inability to service existing customers, thereby reducing sales volumes and profitability. A failure to execute would also harm the relationships we have established with those customers serviced under the Supply Agreement. Furthermore, Fabrica’s failure to execute under this agreement could require us to look for other sources of capacity that are less favorable to us, thereby increasing costs and reducing profits.
Failure to successfully integrate the Fabrica business into our existing operations, and the additional indebtedness incurred to finance the Fabrica Transaction, could adversely impact the price of our common stock and future business and operations.
On June 3, 2014, we closed upon a transaction whereby we acquired various assets and business operations from Fabrica pursuant to an Asset Purchase Agreement. The on-going integration of those assets and business into our existing operations likely will be a complex and time-consuming process that may not be wholly successful. The primary areas of focus for successfully integrating Fabrica’s business with our operations include, among others: integrating information, communications and other systems; managing our growth; and integrating the supply chain. Even if we successfully integrate Fabrica’s business into our existing operations, there can be no assurance that we will realize the anticipated benefits of the transaction. The anticipated benefits may not be realized fully, or at all, or may take longer to realize than expected.
Increased competition and or deterioration in business conditions could adversely affect our ability to realize anticipated growth from the Fabrica Transaction.
We desired to acquire assets and certain operations from Fabrica with the expectation that the acquisition will result in various benefits for us, including, among others, a competitive manufacturing cost, business and growth opportunities, and increased revenue streams. Increased competition and/or deterioration in business conditions may limit our ability to expand upon Fabrica’s business. As such, we may not be able to realize the synergies, goodwill, business opportunities and growth prospects anticipated in connection with the Fabrica Transaction.
Changes in the policies of our retail trade customers and increasing dependence on key retailers in developed markets may adversely affect our business.
Our products are sold in a highly competitive marketplace, which is experiencing increased concentration and the growing presence of large format retailers and discounters. With the consolidation of retail trade, especially in developed markets, we are increasingly dependent on key retailers, and some of these retailers, including the large format retailers, may have greater bargaining power than we do. They may use this leverage to demand higher trade discounts or allowances which could lead to reduced profitability. We may also be negatively affected by changes in the policies of retail trade customers, such as inventory de-stocking, limitations on access to shelf space, and delisting of our products. If we lose a significant customer or if sales of our products to a significant customer materially decrease, our business, financial condition and results of operations may be materially adversely affected.
Excess supply in the markets may reduce the prices we are able to charge for our products.
New paper machines or new converting equipment may be built or idle machines may be activated by other paper companies, which would add more capacity to the tissue markets. Increased production capacity could cause an oversupply resulting in lower market prices for our products and increased competition, either of which could have a material adverse effect on our business, financial condition and operating results.
The availability of and prices for energy will significantly impact our business.
The production of our products requires a significant amount of energy and we rely primarily on natural gas and electric energy for our energy needs. The prices of these inputs are subject to change based on many factors that are beyond our control, such as worldwide supply and demand and government regulation. In particular, natural gas prices are highly volatile. Beginning in April 2009 and continuing through December 2017, approximately 70% of our natural gas requirements were covered by a fixed price contract, as described above in Item 1—Business, Raw Materials and Energy. The remainder of our requirements through December 2017 are expected to be purchased on the open market. Our average price per MMBTU was $5.05 in 2014 compared to $4.86 in 2013 and $5.28 in 2012. During the year ended December 31, 2014, we consumed 500,000 MMBTU of natural gas at a total cost of $2.5 million and 57.2 million kilowatt hours of electricity at a total cost of  $3.3 million. If our energy costs increase, our cost of sales will increase, and our operating results may be materially adversely affected. Furthermore, we may not be able to pass increased energy costs on to our customers if the market does not allow us to raise the prices of our finished products. If price adjustments significantly trail the increase in energy costs or if we cannot effectively hedge against these costs, our operating results may be materially adversely affected.
Failure to purchase the contracted quantity of natural gas may result in financial exposure.
As discussed above in Item 1—Business, Raw Materials and Energy, we have entered into a fixed price contract to purchase approximately 70% of our natural gas requirements, or 374,000 to approximately 468,000 MMBTUs per year, through December 2017, with the remainder purchased on the open market. A significant interruption in our parent roll production due to tornado, fire or other natural disaster, adverse market conditions or mechanical failure could reduce our natural gas requirements to a level below that of our contracted amount. If we are unable to purchase the contracted amounts and the market price at that time is less than the contracted price, we would be obligated under the terms of our agreement to reimburse an amount equal to the difference between the contracted amount and the amount actually purchased multiplied by the difference between our contract price and a price designed in the contract, which typically approximates spot price.
Our exposure to variable interest rates may affect our financial health.
Debt incurred under our existing revolving credit and term loan agreements accrues interest at a variable rate. Specifically, our interest is calculated on LIBOR plus an interest rate margin which is calculated quarterly. As of December 31, 2014, our weighted average bank debt interest rate was 1.42% compared to a weighted average interest rate of 1.99% at December 31, 2013. Any increase in the interest rates on our debt would result in a higher interest expense which would require us to dedicate more of our cash flow from operations to make payments on our debt and reduce funds available to us for our operations and future business opportunities which could have a material adverse effect on our results of operations. For more information on our liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
We depend on our management team to operate the Company and execute our business plan.
We are highly dependent on the principal members of our management staff, in particular Jeffrey Schoen, our Chief Executive Officer, and Keith Schroeder, our Chief Financial Officer. We have entered into employment agreements with Jeffrey Schoen and Keith Schroeder. Mr. Schoen’s employment is “at will” and, subject to certain conditions (such as the potential obligation to pay severance benefits), may be terminated by either party at any time, for any reason, with or without notice. Mr. Schroeder’s employment agreement expired on December 31, 2011, but includes automatic one-year extensions unless either party provides notice of termination. The loss of either of our executive officers or our inability to attract and retain other qualified personnel could harm our business and our ability to compete.
Labor interruptions would adversely affect our business.
All of our hourly paid employees are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial & Service Workers International Union. The collective bargaining agreement with Local 5-930, which represents the paper mill workers, will expire in February 2018, and the collective bargaining agreement with Local 5-1480, which represents the converting facility workers, will expire in June 2016. Negotiations of new collective bargaining agreements may result in significant increases in the cost of labor or could break down and result in a strike or other disruption of our operations. If any of the preceding were to occur, it could impair our ability to manufacture our products and result in increased costs and/or decreased operating results. In addition, some of our key customers and suppliers are also unionized. Disruption in their labor relations could also have an adverse effect on our business.
Our manufacturing operations may experience shutdowns due to unforeseen operational problems or maintenance outages which may cause significant lost production which would adversely affect our financial position and results of operations.
We currently manufacture and process the majority of our tissue paper products from our headquarters located in Pryor, Oklahoma. Any natural disaster or other serious disruption to our facilities due to tornado, fire or any other calamity could damage our capital equipment or supporting infrastructure and materially impair our ability to manufacture and process tissue paper products. Even a short-term disruption in our production output could damage relations with our customers, causing them to reduce or eliminate the amount of finished products they purchase from us. Any such disruption could result in lost sales, increased costs and reduced profits.
Furthermore, unexpected production disruptions due to any number of circumstances, including shortages of raw materials, disruptions in the availability of transportation, labor disputes and mechanical or process failures, could cause us to shut down our paper mill or our converting operation, or any part thereof.
If any part of our facilities is shut down, it may experience a prolonged start-up period, regardless of the reason for the shutdown. Those start-up periods could range from several days to several months, depending on the reason for the shutdown and other factors. The shutdown of our facilities for a substantial period of time for any reason could have a material adverse effect on our financial position and results of operations. Additionally, we recently installed a new paper machine, which is in the process of ramping up to full production. Significant delays in ramping up the new paper machine to full production may require us to purchase a substantial amount of parent rolls in the open market, which costs significantly more than producing the rolls in our mill, or may result in a short-term disruption in our ability to provide products to customers.
Our operations require substantial capital, and we may not have adequate capital resources to provide for all of our cash requirements.
Our operations require substantial capital. Expansion or replacement of existing facilities or equipment may require substantial capital expenditures. For example, in 2010, we built a new finished goods warehouse and installed a new converting line which cost approximately $27.0 million. In 2009 and 2010, under new environmental standards we were required to build a water treatment facility costing approximately $7.0 million to reduce BOD and TSS from our discharge water. We are currently in the construction phase of two projects totaling $38.9 million to build a new paper machine and converting line during 2014 and 2015. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements, this shortfall could have a material adverse effect on our business and liquidity.

Our business is subject to governmental regulations and any imposition of new regulations or failure to comply with existing regulations could involve significant additional expense.
Our operations are subject to various environmental, health and safety laws and regulations promulgated by federal, state and local governments. These laws and regulations impose stringent standards on us regarding, among other things, air emissions, water discharges, use and handling of hazardous materials, use, handling and disposal of waste, and remediation of environmental contamination. Any failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines or penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installing pollution control equipment or remedial actions, any of which could involve significant expenditures. Future development of such laws and regulations may require capital expenditures to ensure compliance. We may discover currently unknown environmental problems or conditions in relation to our past or present operations, or we may face unforeseen environmental liabilities in the future. These conditions and liabilities may require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations; or result in governmental or private claims for damage to person, property or the environment, any of which could have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to strict liability and, under specific circumstances, joint and several liabilities for the investigation and remediation of the contamination of soil, surface and ground water, including contamination caused by other parties, at properties that we own or operate and at properties where we or our predecessors arranged for the disposal of regulated materials.
If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud and, as a result, our business could be harmed and current and potential stockholders could lose confidence in us, which could cause our stock price to fall.
We have completed an evaluation of our internal control systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting in compliance with the management assessment and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In our report under Section 404, which is included in Item 9A of this report, we have concluded that our internal control over financial reporting is effective.
A material weakness or significant deficiency in internal control over financial reporting could materially affect our reported financial results and the market price of our stock could significantly decline. Additionally, adverse publicity related to the disclosure of a material weakness or significant deficiency in internal controls could have a negative effect on our reputation, business and stock price. Although management’s assessment and auditor’s attestation may provide some level of comfort to the investing public, even the best designed and executed systems of internal controls can only provide reasonable assurance against misreported results and the prevention of fraud.
The parent roll market is a commodity market and subject to fluctuations in demand and pricing.
Overall demand for parent rolls can fluctuate due to changes in the demand for converted products and due to new paper machine start-ups. A significant reduction in demand or increase in paper making capacity can result in an over-supply of parent rolls, which could negatively affect the market price for parent rolls. A significant reduction in parent roll selling prices could reduce our net sales, decrease our profits and cause us to shut down some of our excess paper making capacity.
We have indebtedness which limits our free cash flow and subjects us to restrictive covenants relating to the operation of our business.
As a result of closing the Fabrica Transaction, our indebtedness is now greater than our indebtedness prior to the transaction. At December 31, 2014, we had $36.4 million of indebtedness. In 2015, under the terms of our existing loan agreement, we anticipate making principal payments of  $2.7 million and interest payments of approximately $398,000. Operating with this amount of leverage may require us to direct a significant portion of our cash flow from operations to make payments on our debt, which reduces the funds otherwise available for operations, capital expenditures, payment of dividends, the pursuit of future business opportunities and other corporate purposes. It may also limit our flexibility in planning for or reacting to changes in our business and our industry and may impair our ability to obtain additional financing.

The terms of our loan agreements require us to meet specified financial ratios and other financial and operating covenants which restrict our ability to incur additional debt, place liens on our assets, make capital expenditures, effect mergers or acquisitions, dispose of assets or pay dividends in certain circumstances. If we fail to meet those financial ratios and covenants and our lenders do not waive them, we may be required to pay fees and penalties, and our lenders could accelerate the maturity of our debt and proceed against any pledged collateral, which could force us to seek alternative financing, or otherwise adversely affect our business operations and/or liquidity. If this were to happen, we may be unable to obtain additional financing or it may not be available on terms acceptable to us.
Additionally, the Company’s indebtedness is secured by all or substantially all of the Company’s assets. Therefore, if the Company defaults on any of its debt obligations, it could result in the lenders foreclosing on our assets. In such an event, the lenders’ rights to such assets would likely be superior to those of our shareholders.
If we are unable to continue to implement our business strategies, our financial conditions and operating results could be materially affected.
Our future operating results will depend, in part, on the extent to which we can successfully implement our business strategies in a cost effective manner. However, our strategies are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If we are unable to successfully implement our business strategies, our business, financial condition and operating results could be materially adversely affected.
We may not be able to sell the capacity generated from our converting lines.
We continue to focus on increasing the capacity of our eleven converting lines and are in the process of adding an additional converting line at our Pryor location; however, we may not be able to sell enough of our products to fully utilize such capacity. Our strategy includes converting and selling more of our parent roll tonnage as converted product. Converted products sell at a higher price per ton than parent rolls and typically carry a higher margin on a tonnage basis. If we are unable to increase our sales of converted product to fully utilize the capacity from our converting lines, it could result in lost opportunity for increased margins and the need to temporarily or permanently curtail the production of one or more of our converting lines.
Risks Related To Our Common Stock
A large number of shares available for future sale could adversely affect the market price of our common stock and may be dilutive to current shareholders.
The sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect the price for our common stock. This offering may have a dilutive effect on net income per common share after giving effect to the issuance of our common stock in this offering and the receipt of the expected net proceeds. The actual amount of dilution from this offering, or from any future offering of our equity securities, cannot be determined at this time. The market price of our common stock could decline as a result of sales of a large number of our common stock in the market pursuant to this offering, or otherwise, or as a result of the perception or expectation that such sales could occur.
We may not sustain our quarterly dividend.
On February 21, 2011, our Board of Directors initiated a quarterly cash dividend. We paid quarterly dividends totaling $1.40 per share in 2014, $1.35 per share in 2013 and $0.85 per share in 2012. However, we may not sustain regular quarterly dividend payments. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors, and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant. Further, our credit agreement contains an indirect restriction on the amount of dividends we may pay in that the amount of any dividends paid is included in the calculation of our fixed charge coverage ratio.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage a takeover.
Our certificate of incorporation, bylaws and Delaware law contain provisions that might enable our management to resist a takeover. These provisions may:
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discourage, delay or prevent a change in the control of the Company or a change in our management;

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adversely affect the voting power of holders of common stock; and

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limit the price that investors might be willing to pay in the future for shares of our common stock.

Our future operating results may be below securities analysts’ or investors’ expectations, which could cause our stock price to decline.
Our revenue and income potential depends on expanding our production capacity and finding buyers for our additional production, and we may be unable to generate significant revenues or grow at the rate expected by securities analysts or investors. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenues or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline. Our results of operations will depend upon numerous factors, including:
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the market price of our product;

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the cost of fiber used in producing paper;

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the efficiency of operations in both our paper mill and converting facility; and

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the cost of energy.

Our operating results in any particular period may not be a reliable indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock will likely decline.
Our common stock has low average trading volume, and we expect that the price of our common stock could fluctuate substantially.
The average daily trading volume of our common stock in 2014 was approximately 56,000 shares. The market price for our common stock is affected by a number of factors, including:
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actual or anticipated variations in our results of operations or those of our competitors;

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changes in earnings estimates or recommendations by securities analysts or our failure to achieve analysts’ earnings estimates; and

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developments in our industry.

The stock prices of many companies in the paper products industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Because of the low trading volume, our stock price is subject to greater potential volatility. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.
Our directors have limited personal liability and rights of indemnification from us for their actions as directors.
Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:
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any breach of their duty of loyalty to the corporation or its stockholders;

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acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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unlawful payments of dividends or unlawful stock repurchases or redemptions; or

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any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and other officers and employees and agents to the fullest extent permitted by law.
We entered into separate indemnification agreements with each of our directors and officers which are broader than the specific indemnification provision under Delaware law. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers.
If any litigation or proceeding were pursued against any of our directors, officers, employees or agents where indemnification is required or permitted, we could incur significant legal expenses and be responsible for any resulting settlement or judgment.

USE OF PROCEEDS
We estimate that the net proceeds from this offering, after underwriting discounts and estimated offering expenses, will be approximately $31.9 million (approximately $36.8 million if the underwriters’ option to purchase additional shares is exercised in full). We intend to use the net proceeds from this offering, together with bank financing and cash on hand, to construct and operate an integrated paper mill in Barnwell, South Carolina, consisting of a new facility to house a new paper machine and converting equipment to convert the parent rolls into finished product and to provide warehouse space for finished product and raw materials. See “Prospectus Supplement Summary.” We intend to use the remainder of the proceeds from this offering, if any, for general corporate purposes.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015;
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on an actual basis; and

■
on an as adjusted basis to reflect the sale of the common stock in this offering at the public offering price of $23.00 per share and the receipt by us of the net proceeds therefrom, as described under “Use of Proceeds.”

	As of March 31, 2015
	Actual	As adjusted(1)
	(unaudited) (Dollars in thousands)
Cash and cash equivalents	$3,274	$35,204
Debt
Revolving line of credit	20,785	20,785
Term loan	27,975	27,975
Total Debt	48,760	48,760
Stockholders’ equity:
Common stock $0.001 par value; 25,000,000 shares authorized; 8,759,225 shares issued and outstanding actual; 10,259,225 shares issued and outstanding, as adjusted to give effect to this offering(2)	9	10
Additional paid-in capital	64,566	96,495
Retained earnings	34,399	34,399
Accumulated other comprehensive income	—	—
Total stockholders’ equity	98,974	130,904

Total capitalization	$147,734	$179,664

(1)
Reflects the receipt of the net proceeds of this offering, but does not give effect to the use of proceeds of this offering, which we expect will occur after the completion of this offering.

(2)
Based on the number of shares outstanding as of March 31, 2015 and does not include:

■
737,667 shares of our common stock issuable upon the exercise of stock options issued under our stock incentive plan and outstanding as of March 31, 2015;

■
an additional 355,000 shares of common stock available for future issuance under our stock incentive plan as of March 31, 2015; and

■
up to 225,000 additional shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares.

CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
INTRODUCTION
On June 3, 2014, Orchids Paper Products Company (“Orchids” or the “Company”) completed the acquisition of certain assets, including the U.S. tissue business, of Fabrica de Papel San Francisco, S.A. de C.V. (“Fabrica”) pursuant to an Asset Purchase Agreement. In conjunction with the closing, the Company and Fabrica also entered into a Supply Agreement (the “Supply Agreement”) and an Equipment Lease Agreement (the “Lease Agreement”). Under the Supply Agreement, Orchids has the right to purchase up to 19,800 tons of parent rolls and equivalent converting capacity each year (plus up to an additional 7,700 tons during the first two years of the Supply Agreement). Under the Lease Agreement, the paper making and converting assets acquired from Fabrica will be leased back to Fabrica. The rental fee will be based upon the number of metric tons shipped by Fabrica to Orchids’ customers under the Supply Agreement. Prior to the acquisition, Fabrica’s U.S. business was sold in the U.S. via an affiliated company, Golden Gate Paper Company, Inc. (“Golden Gate”), under a supply agreement between Fabrica and Golden Gate. Golden Gate’s business was comprised of the U.S. tissue business of Fabrica and of sales of pulp fibers (i.e. waste paper) purchased in the U.S. to Fabrica. Orchids did not purchase Golden Gate in the acquisition; rather, only the customer list of the U.S. tissue business was acquired. As a result, Orchids did not acquire any of Golden Gate’s assets or assume any of Golden Gate’s liabilities. The accompanying unaudited pro forma financial statements give effect to the acquisition, including related financing transactions, assuming that the acquisition and related financing transactions occurred on January 1, 2014.
The accompanying unaudited consolidated pro forma financial statements should be read together with Orchids’ audited financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 9, 2015.
The accompanying unaudited consolidated pro forma financial statements were derived by making certain adjustments to Orchids’ and Golden Gate’s historical financial statements. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited consolidated pro forma financial statements.
The unaudited consolidated pro forma financial statements and related notes are presented for illustrative purposes only. If the acquisition and related financing transactions had occurred in the past, Orchids’ operating results might have been materially different from those presented in the unaudited consolidated pro forma statement of income. The unaudited consolidated pro forma financial statements should not be relied upon as an indication of operating results that Orchids would have achieved if the acquisition and related financing transactions had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited consolidated pro forma statement of income and should not be relied upon as an indication of the future results Orchids will have after the completion of the acquisition and related financing transactions.

ORCHIDS PAPER PRODUCTS COMPANY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF INCOME
For the year ended December 31, 2014
(Dollars in thousands, except share and per share data)
	Orchids Historical(1)	Golden Gate Historical(2)	Pro Forma Adjustments	Pro Forma as Adjusted
Net sales	$142,724	$16,185	$(1,508)(a)	$157,401
Cost of sales	115,985	15,493	(1,330)(a)	128,265
			(2,033)(b)
			150(d)
Gross profit	26,739	692	1,705	29,136
Selling, general and administrative expenses	11,675	387	(387)(c)	10,338
			220(c)
			15(f)
			(1,572)(g)
Intangibles amortization	753	—	540(e)	1,293
Operating income	14,311	305	2,889	17,505
Interest expense	271	—	(3)(h)	641
			18(i)
			335(j)
Other (income) expense, net	181	—	—	181
Income before income taxes	13,859	305	2,519	16,683
Provision for income taxes:
Current	6,774	7	1,231(k)	8,154
			142(l)
Deferred	(2,380)	117	(433)(k)	(2,865)
			(169)(l)
	4,394	124	771	5,289
Net income	$9,465	$181	$1,748	$11,394
Net income per common share:
Basic	$1.12			$1.30
Diluted	$1.11			$1.29
Shares used in calculating net income per common share:
Basic	8,462,875		289,471(m)	8,752,346
Diluted	8,538,752		289,471(m)	8,828,223
Dividends per share	$1.40			$1.40
(1)
Includes the results of Orchids Paper Products Company from January 1, 2014 to December 31, 2014 and the acquired U.S. business of Golden Gate Paper Company from June 4, 2014 to December 31, 2014 (subsequent to acquisition).

(2)
Includes the results of Golden Gate Paper Company from January 1, 2014 to June 3, 2014 (prior to acquisition).

See notes to unaudited consolidated pro forma financial statements.

ORCHIDS PAPER PRODUCTS COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
Note 1 — Basis of Presentation
Orchids’ historical financial information for the year ended December 31, 2014 is derived from the Company’s financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2014. Golden Gate’s historical financial information for the period from January 1, 2014 to June 3, 2014 is derived from its unaudited financial statements.
For purposes of the unaudited consolidated pro forma statement of income, it is assumed that the acquisition and related financing transactions occurred on January 1, 2014.
Note 2 — Pro Forma Adjustments and Assumptions
Orchids made the following adjustments and assumptions in the preparation of the unaudited consolidated pro forma statement of income for the year ended December 31, 2014:
(a)
Reflects waste paper sales and related costs, which were not acquired by Orchids.

(b)
Reflects adjustments to Golden Gate’s cost of sales under Golden Gate’s now terminated supply agreement with Fabrica to reflect the cost structure under Orchids’ Supply Agreement.

(c)
Selling, general and administrative expenses incurred by Golden Gate that will not be incurred by Orchids after the acquisition were replaced with estimated selling, general and administrative expenses that will be incurred by Orchids subsequent to the acquisition.

(d)
Reflects depreciation expense associated with the machinery and equipment acquired in the acquisition. These assets are being amortized on a straight-line basis over their estimated useful lives, the weighted average of which is 17 years.

(e)
Reflects amortization expense associated with the intangible assets acquired in the acquisition. These assets are being amortized on a straight-line basis over their estimated useful lives, the weighted-average of which is 12 years.

(f)
Reflects accounting fees associated with Orchids’ operations in Mexico.

(g)
Reflects acquisition costs, which were excluded from the unaudited consolidated pro forma statement of income for the year ended December 31, 2014, as they are nonrecurring costs related to the acquisition.

(h)
Reflects amortization of debt issuance costs under Orchids’ debt agreement with its previous creditor, JPMorgan Chase.

(i)
Reflects amortization of debt issuance costs under Orchids’ new debt agreement with U.S. Bank.

(j)
Reflects incremental interest expense and unused commitment fees on our revolving line of credit related to Orchids’ credit agreement with U.S. Bank, calculated in accordance with the credit agreement based on average pro forma borrowings outstanding during the year ended December 31, 2014.

(k)
Reflects estimated impact of pro forma adjustments on Orchids’ income tax provision using the Company’s effective tax rate of 31.71% (48.88% current rate and -17.17% deferred rate) for the year ended December 31, 2014. This rate is inclusive of federal, state and local and foreign income taxes and differs from the statutory rate primarily due to a change in estimate of the rate at which certain deferred tax liabilities will be recognized and manufacturing credits.

(l)
Reflects adjustments made to Golden Gate’s income tax provision to record income taxes at Orchids’ 31.71% effective tax rate for the year ended December 31, 2014 (48.88% current rate and -17.17% deferred rate). This rate is inclusive of federal, state and local and foreign income taxes and differs from the

ORCHIDS PAPER PRODUCTS COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS (Continued)

statutory rate primarily due to a change in estimate of the rate at which certain deferred tax liabilities will be recognized and manufacturing credits.
(m)
Reflects the impact on Orchids’ calculation of weighted average shares outstanding of the shares of Orchids’ common stock issued in connection with the acquisition as a portion of the purchase price.

Note 3 — Pro Forma Earnings Per Share
The following table reflects the pro forma allocation of net income to the Company’s common stockholders and earnings per share computations for the period indicated:
Year Ended December 31, 2014
(in thousands, except share and per share data)
Net income	$11,394
Less: distributed earnings allocable to participating securities	(7)
Less: undistributed earnings allocable to participating securities	—
Distributed and undistributed earnings allocable to common shareholders	$11,387
Weighted average shares outstanding	8,752,346
Effect of stock options	75,877
Weighted average shares outstanding – assuming dilution	8,828,223
Net income per common share:
Basic	$1.30
Diluted	$1.29
Stock options not considered above because they were anti-dilutive	555,000

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS
The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to a Non-U.S. Holder (as defined below) that purchases such shares in this offering. This summary applies only to a Non-U.S. Holder that holds our common stock as a capital asset (i.e., generally as an investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (“Code”).
For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:
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a nonresident alien individual;

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a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

■
a foreign estate or foreign trust.

This summary is based upon the provisions of the Code, the U.S. Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this prospectus supplement. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions.
This discussion does not address all aspects of U.S. federal income taxation or any aspects of alternative minimum, estate, state, local, or non-U.S. taxation. In addition, this discussion does not address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion also does not consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, including, but not limited to, banks and insurance companies; tax-exempt organizations; financial institutions; regulated investment companies; real estate investment trusts; tax-qualified retirement plans; brokers or dealers in securities; investors that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or risk-reduction transaction; controlled foreign corporations; expatriates and former long-term residents of the United States; passive foreign investment companies; companies that accumulate earnings to avoid U.S. federal income tax; foreign tax-exempt organizations; “expatriated entities;” companies subject to the “stapled stock” rules; former U.S. citizens or residents and persons who hold or receive the shares of common stock as compensation; and investors in pass-through entities. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
If a partnership or any other entity or arrangement taxed as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the equity owner of such partnership and the activities of the partnership. Accordingly, partnerships (and entities and arrangements taxed as partnerships) that hold our common stock and owners in such partnerships (or other entities or arrangements taxed as partnerships) are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.
PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends
We currently make cash dividend distributions to our stockholders. Any such distributions are treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussion of  “FATCA Withholding” and “Information Reporting and Backup Withholding Tax” below, dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder).
Dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment or fixed base, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI (or other applicable form) must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “—Gain on Sale or Other Disposition of our Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.
If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax on dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN if you are an individual or a Form W-8BEN-E if you are a foreign entity (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that act as intermediaries (including partnerships). If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. You are encouraged to consult your own tax advisor regarding your possible entitlement to benefits under an income tax treaty.
Gain on Sale or Other Disposition of our Common Stock
Subject to the discussion of  “FATCA Withholding” and “Information Reporting and Backup Withholding Tax” below, you generally will not be subject to U.S. federal income tax or withholding with respect to gain realized on the sale or other taxable disposition of our common stock, unless:
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the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment or fixed base;

■
if you are a nonresident alien individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

■
we are or have been during a specified testing period a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.
If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such Non-U.S. Holder’s country of residence) on the net gain derived from the sale, which may be offset by certain U.S. source capital losses, if any, (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, generally, we will be a USRPHC if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide (domestic and foreign) real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the Non-U.S. Holder actually or constructively held more than five percent of our common stock at any time during the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. You should be aware that no assurance can be given that our shares will be so regularly traded when a Non-U.S. Holder sells its shares of our common stock.
Information Reporting and Backup Withholding Tax
We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Under tax treaties or other agreements, the IRS may make this information available to the tax authorities in the country in which you are resident.
In addition, you may be subject to additional information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to distributions paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN or Form W-8-BEN-E) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:
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If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or Form W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

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If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply unless the non-U.S. broker has certain types of relationships with the United States (which we refer to as a U.S.-related person).

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If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).
FATCA Withholding
Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-US persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Such payments will include dividend payments on, and the gross proceeds from, the sale or other disposition of, our common stock. Payments of dividends that you receive in respect of our common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold our common shares through a non-US person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of our common shares could also be subject to FATCA withholding unless such disposition occurs before January 1, 2017. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.
THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated April 23, 2015, between us and Jefferies LLC, as representative of the underwriters named below and the sole bookrunning manager of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:
Underwriter	Number of Shares
Jefferies LLC	1,125,000
Oppenheimer & Co. Inc.	225,000
Craig-Hallum Capital Group LLC	150,000
Total	1,500,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of  $0.828 per share of common stock. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$23.000	$23.000	$34,500,000	$39,675,000
Underwriting discounts and commissions paid by us	$1.380	$1.380	$2,070,000	$2,380,500
Proceeds to us, before expenses	$21.620	$21.620	$32,430,000	$37,294,500
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $500,000.
Listing
Our common stock is listed on the NYSE MKT under the trading symbol “TIS.”
Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 225,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.
No Sales of Similar Securities
We, and our officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:
■
sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

■
otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

■
publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus. However, subject to certain exceptions, in the event that either:
■
during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

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prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies LLC waives, in writing, such an extension.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.
Stabilization
The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships
The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
European Economic Area
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
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to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

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to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

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in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer common shares to the public” in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Hong Kong
No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
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a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

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a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

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to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

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where no consideration is or will be given for the transfer;

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where the transfer is by operation of law;

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as specified in Section 276(7) of the SFA; or

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as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 o Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
You confirm and warrant that you are either:
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a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

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a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

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a person associated with the Company under section 708(12) of the Corporations Act; or

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a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS
The validity of the securities offered hereby will be passed upon for us by Polsinelli PC. Certain legal matters related to the offering will be passed upon for the underwriters by White & Case LLP.
EXPERTS
The consolidated financial statements of Orchids Paper Products Company appearing in Orchids Paper Products Company’s Annual Report on Form 10-K for the year ended December 31, 2014, including the schedule appearing therein, and the effectiveness of Orchids Paper Products Company’s internal control over financial reporting as of December 31, 2014, have been audited by HoganTaylor LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements of Orchids Paper Products Company are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 or (202) 942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this prospectus supplement or accompanying prospectus.
We also maintain an Internet website at www.orchidspaper.com which can be used to access free of charge, through the investor relations section, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC and all such reports of ours going forward. The information set forth on, or connected to, our website is expressly not incorporated by reference into, and does not constitute a part of, this prospectus supplement or accompanying prospectus, and should not be relied upon in connection with making any investment decision with respect to shares of our common stock.
This prospectus supplement and accompanying prospectus contain summaries of provisions contained in some of the documents discussed in this prospectus supplement and accompanying prospectus, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to in this prospectus supplement and accompanying prospectus have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. If any contract, agreement or other document is filed or incorporated by reference as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Do not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed or incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may have been included in such agreement for the purpose of allocating risk between the parties to the particular transaction, and may no longer continue to be true as of any given date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to incorporate by reference information into this prospectus supplement and the accompanying prospectus. This means we can disclose information to you by referring you to another document we filed with the SEC. We will make those documents available to you without charge upon your oral or written request. Requests for those documents should be directed to Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361, Attention: Corporate Secretary, telephone: (918) 825-0616. This prospectus supplement and the accompanying prospectus incorporate by reference the following documents (other than any portion of the respective filings deemed “furnished,” rather than filed, under the applicable SEC rules) that we have filed with the SEC but have not included or delivered with this prospectus supplement and accompanying prospectus:
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our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on March 9, 2015, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement on Schedule 14A for our 2015 Annual Meeting of Stockholders;

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our Current Reports on Form 8-K filed on February 4, 2015, February 19, 2015 and April 20, 2015 (except, in any case, the portions furnished and not filed); and

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the description of our common stock included in our Registration Statement on Form 8-A, filed with the SEC on July 8, 2005, and any amendment or report filed, or that we may file, for the purpose of updating such description.

We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement until we close the offering of securities made hereunder, other than any portion of the respective filings furnished, rather than filed, under the applicable SEC rules. Any statements made in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or accompanying prospectus to the extent that a statement contained in prospectus supplement or accompanying prospectus or in any other subsequently filed document, which is also incorporated or deemed to be incorporated into this prospectus, modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or accompanying prospectus. The information relating to us contained in this prospectus supplement or accompanying prospectus should be read together with the information in the documents incorporated by reference.

PROSPECTUS

$50,000,000
ORCHIDS PAPER PRODUCTS COMPANY
Common Stock
Warrants
Units
From time to time, we may sell any of the securities listed above. This prospectus describes some of the general terms that may apply to an offering of the securities listed above. We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before making your investment decision. The applicable prospectus supplement will contain information, where applicable, as to any other listing on the NYSE MKT or any securities exchange or market of the securities covered by the prospectus supplement.
This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.
Our common stock is listed on the NYSE MKT under the symbol “TIS.”

Investing in our securities involves significant risks, which we describe in our annual report on Form 10-K for the year ended December 31, 2011 and in other documents that we subsequently file with the Securities and Exchange Commission, and which we will describe in supplements to this prospectus. See also “Risk Factors” beginning at page 3 of this prospectus to read about certain factors you should consider before deciding whether to invest our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is May 31, 2012

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the applicable prospectus supplement include and incorporate by reference “forward-looking statements.” We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things:
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our business strategy;

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the market opportunity for our products, including expected demand for our products;

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our estimates regarding our capital requirements and capabilities and capacities of our business operations;

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our projections of revenue, earnings, capital structure, and other financial items; and

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any of our other plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements are only predictions.
You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors that are, in some cases, beyond our control and that could materially affect actual results, levels of activity, performance or achievements. Factors that could materially affect our actual results, levels of activity, performance or achievements include, but are not limited to, those detailed under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on March 7, 2012, and include the following items:
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intense competition in our markets and aggressive pricing by our competitors could force us to decrease our prices and reduce our profitability;

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a substantial percentage of our converted product revenues are attributable to a small number of customers who may decrease or cease purchases at any time;

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disruption in our supply or increase in the cost of fiber;

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increased competition in our region;

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changes in our retail trade customers’ policies and increased dependence on key retailers in developed markets;

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excess supply in the market may reduce our prices;

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the availability of and prices for energy;

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failure to purchase the contracted quantity of natural gas may result in financial exposure;

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our exposure to variable interest rates;

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the loss of key personnel;

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labor interruption;

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natural disaster or other disruption to our facilities;

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ability to finance the capital requirements of our business;

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cost to comply with existing and new laws and regulations;

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failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;

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the parent roll market is a commodity market and subject to fluctuations in demand and pricing;

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indebtedness limits our cash flow and subjects us to restrictive covenants relating to the operation of our business;

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an inability to continue to implement our business strategies; and

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inability to sell the capacity generated from our converting line.

If any of these risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from what we projected. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to our operations, results of operations, growth strategy, and liquidity. We assume no obligation to publicly update or revise these forward-looking statements after the date of this prospectus for any reason, whether as a result of new information, future events, or otherwise.

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may, from time to time, sell common stock, warrants or units comprised of one or more of the other securities described in this prospectus, in one or more offerings up to a total dollar amount of  $50,000,000. The warrants and units may be convertible into or exercisable or exchangeable for common stock. This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of those securities.
This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of our business and the offered securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information” before buying securities in any offering.
Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “we,” “us,” “Orchids,” “the Company” or similar references mean Orchids Paper Products Company.
You should rely only on the information contained, or incorporated by reference, in this prospectus, any prospectus supplement or any other offering material that we authorize. We have not authorized anyone to provide you with different information. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. This prospectus may not be used to consummate a sale of our securities unless it is accompanied by a prospectus supplement.
The information contained in this prospectus or a prospectus supplement or amendment or any other offering material that we authorize, or incorporated herein or therein by reference, is accurate only as of the date of such documents, regardless of the time of delivery of this prospectus or prospectus supplement or amendment or any other offering material that we authorize, as applicable, or of any sale of the securities.
RISK FACTORS
Investing in our securities involves risk. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K, and any updates in our subsequently filed Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. These risks could materially and adversely affect our business, results of operations and financial condition and could result in a partial or complete loss of your investment.
ORCHIDS PAPER PRODUCTS COMPANY
We are an integrated manufacturer of tissue products serving the private label consumer, or “at-home,” tissue market. We produce bulk tissue paper, known as parent rolls, and convert parent rolls into finished products, including paper towels, bathroom tissue and paper napkins. We sell any remaining parent rolls to other converters who operate mainly in the away-from-home tissue converting business. Our core customer base consists of dollar stores and other discount retailers. By dollar stores, we mean retailers that offer a limited selection across a broad range of products at everyday low prices in a smaller store format. We have focused on the dollar stores (which are also referred to as value retailers) and the broader discount retail market because of their overall market growth, consistent order patterns and low number of stock keeping units or SKUs. The at-home tissue market consists of several quality levels, including a value tier, mid-tier and premium tier. Our historical business strategy has focused on the value tier market, primarily due to the dollar stores’ concentration of product offerings in that market and, to some extent, limitations of certain manufacturing equipment. As part of our growth strategy, we began to systematically invest in manufacturing assets to improve quality, expand our product offerings and strengthen our position as a low cost manufacturer. This began with the start-up of a new paper machine in 2006 which provided the opportunity to produce parent rolls for value tier, mid-tier and premium tier converted products and improved our cost structure. Further, we undertook an expansion project that included the purchase and installation of a new converting line and the construction of a new converted product warehouse in mid-2010. This project had three main objectives: increase the capacity of our converting operation, provide the capability to produce higher-quality mid-tier and premium tier converted products and reduce warehousing costs by centralizing all warehousing and shipping. We own a 36-acre property in Pryor, Oklahoma and conduct all of our business from that location. Parent roll production is housed in our paper mill, which consists of two facilities including four paper machines. We also have a converting facility with eleven lines of converting equipment and a 245,000 square foot finished goods warehouse.

While we have customers located throughout the United States, most of our products are distributed within an approximate 900-mile radius of our Oklahoma facility. However, our sales efforts are focused on an area within approximately 500 miles of our facility in northeast Oklahoma, which includes Texas, Oklahoma, Kansas, Missouri, Arkansas, Nebraska and Iowa. Because we are one of the few tissue paper manufacturers in this area, we typically have lower freight costs to our customers’ distribution centers located in our target region. At-home tissue market growth has historically been closely correlated to population growth and as such, performs well in a variety of economic conditions. Our target region has experienced strong population growth for the ten years ended 2010 relative to the national average, and these trends are expected to continue.
Our principal executive offices are located at 4826 Hunt Street Pryor, Oklahoma 74361, and our telephone at that address is (918) 825-0616.
Our principal executive officers are Robert A. Snyder, Chief Executive Officer, and Keith R. Schroeder, Chief Financial Officer.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Copies of certain information filed by us with the SEC are also available on our web site at http://www.orchidspaper.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document.
This prospectus is part of a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other documents that is an exhibit to the registration statement necessarily are summaries of their material provisions and does not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC public’s public reference room or through its website.
The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:
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our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 7, 2012, and Quarterly Report on Form 10-Q filed with the SEC on May 3, 2012;

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portions of our definitive proxy statement on Schedule 14A that are deemed “filed” with the SEC under the Exchange Act, filed with the SEC on April 10, 2012;

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our Current Reports on Form 8-K filed with the SEC on January 20, March 9, and May 17, 2012 and portions of our Current Report on Form 8-K filed on February 8, 2012 (except, in any case, the portions furnished and not filed pursuant to Item 7.01 or otherwise);

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the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on July 8, 2005, including any amendment or reports filed for the purpose of updating such description.

We encourage you to read our periodic and current reports, as they provide additional information about us which prudent investors find important. You may request a copy of these filings without charge (other than exhibits, unless the exhibits are specifically incorporated by reference), by writing to or by telephoning us at the following address:
Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361
(918) 824-4605
Attention: Chief Financial Officer
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available on the SEC’s web site at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our web site at http://www.orchidspaper.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document.
USE OF PROCEEDS
Unless indicated otherwise in any applicable prospectus supplement, we expect to use the net proceeds from the sale of our securities for our working capital and other general corporate purposes, including capital expenditures, acquisitions and investments, as well for repayment or refinancing of borrowings. Additional information on the use of net proceeds from the sale of securities that we may offer from time to time by this prospectus may be set forth in the applicable prospectus supplement relating to a particular offering. Pending any specific application, we may initially invest funds in short-term marketable securities.

DESCRIPTION OF CAPITAL STOCK
The following information describes our common stock and provisions of our Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and our Amended and Restated Bylaws (“Bylaws”). This description is only a summary and does not purport to be complete. For information on how you can obtain those documents, see “Where You Can Find More Information.”
General
As of the date of this prospectus, we are authorized to issue up to 25,000,000 shares of our common stock, par value $.001 per share. As of May 2, 2012, there were 7,533,975 shares of our common stock outstanding.
Common Stock
Voting.   Holders of our common stock, subject to the provisions of our bylaws and the General Corporation Law of the State of Delaware relating to the fixing of a record date, are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors.
Dividends.   Holders of common stock are entitled to receive ratably dividends, in cash, securities, or property, as may from time to time be declared by our board of directors.
Rights Upon Liquidation.   In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all of our assets that are available for distribution after payment in full of all of our liabilities.
Miscellaneous.   The holders of our common stock have no preemptive or other subscription or conversion rights. In addition, there are no redemption or sinking fund provisions applicable to our common stock.
Anti-Takeover Provisions
Provisions of Delaware General Corporation Law and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. This summary below does not purport to be complete and is qualified in its entirety by reference to the Delaware General Corporation Law and our Certificate of Incorporation and Bylaws.
Interested Stockholder Transactions under Delaware Law.
We are subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 generally prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, unless:
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before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:
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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

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subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.
Certificate of Incorporation and Bylaws.
Provisions in our current Certificate of Incorporation and Bylaws may have the effect of discouraging or delaying certain transactions that may result in a change in control of our company or management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Certificate of Incorporation and Bylaws:
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provide that stockholders cannot act by written consent.

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provide that stockholders do not have cumulative voting rights.

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provide that stockholders do not have the power to call a special meeting.

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impose advance notice requirements and procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

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provide that the Company indemnifies our officers and directors against losses incurred in investigations and legal proceedings resulting from their services to us, which may include service in connection with takeover defense measures.

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permit the Company to issue shares of common stock without any action by stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

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requires the affirmative vote of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of the outstanding shares of the Company in order for the stockholders to amend the Bylaws.

DESCRIPTION OF WARRANTS
We may issue warrants for the purchase of common stock. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities. We will describe the particular terms of any warrants that we may offer under this prospectus in more detail in the applicable prospectus supplement.
General
The applicable prospectus supplement relating to any particular issue of warrants will describe the terms of the warrants, including, as applicable, the following:
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the title of the warrants;

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the aggregate number of the warrants;

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the price or prices at which the warrants will be issued;

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the designation, terms and number of shares of common stock purchasable upon exercise of the warrants;

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the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

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the date, if any, on and after which the warrants and the related common stock will be separately transferable;

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the price at which each share of common stock purchasable upon exercise of the warrants may be purchased;

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the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

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the provisions for changes to or adjustments in the exercise price, if any;

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the terms of any rights to redeem or call, or accelerate the expiration of, the warrants;

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the minimum or maximum amount of the warrants which may be exercised at any one time;

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a discussion of certain federal income tax considerations; and

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any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Until any warrants are exercised, holders of the warrants will not have any rights of holders of the underlying common stock, including any rights to receive dividends or to exercise any voting rights.
We may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to cure ambiguities in the warrant agreement or to effect changes that we deem necessary or desirable and which do not materially and adversely affect the interests of the holders of the warrants.
The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of warrants are summaries of these provisions, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the warrant agreements (including any amendments or supplements we may enter into from time to time which are permitted under the warrants). For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of warrants and will be available as described under “Where You Can Find More Information.”
DESCRIPTION OF UNITS
As specified in the applicable prospectus supplement, we may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

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the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

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a description of the terms of any unit agreement governing the units;

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a description of the provisions for the payment, settlement, transfer or exchange of the units;

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a discussion of material federal income tax considerations, if applicable; and

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whether the units will be issued in fully registered or global form.

The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the units and any securities underlying the units are summaries of these provisions, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the unit agreements (including any amendments or supplements we may enter into from time to time which are permitted under the unit agreements). For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of units and will be available as described under “Where You Can Find More Information.”
PLAN OF DISTRIBUTION
We may sell securities covered by this prospectus in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods.
In addition, we may enter into derivative or hedging transactions with third parties. These third parties may in turn engage in sales of the shares of our common stock pursuant to this prospectus and applicable prospectus supplement in order to hedge their position and use the shares of our common stock to close out any loan of the shares or short position created in connection with those sales. We may also loan or pledge shares of common stock covered by this prospectus and applicable prospectus supplement to third parties, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus and the applicable prospectus supplement.
The prospectus supplement will include the following information:
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the terms of the offering;

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the names of any underwriters or agents;

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the name or names of any managing underwriter or underwriters;

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the purchase price of the securities;

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the net proceeds from the sale of the securities;

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any delayed delivery arrangements;

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any underwriting discounts, commissions and other items constituting underwriters’ compensation;

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any discounts or concessions allowed or re-allowed or paid to dealers; and

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any commissions paid to agents.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.
Sale Through Underwriters Or Dealers
If underwriters are used in an offering, the underwriters will acquire securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering.
If dealers are used in the sale of the securities covered by this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.
At-the-Market Offerings
We may engage in at-the-market offerings of our common stock. An at-the-market offering is an offering of our common stock at other than a fixed price to or through a market maker.
Direct Sales and Sales Through Agents
We may sell the securities covered by this prospectus directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the shares, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.
We may sell the securities covered by this prospectus directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.
Delayed Delivery Contracts
If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.
General Information
We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.
LEGAL MATTERS
Unless otherwise indicated in the applicable prospectus supplement, Polsinelli Shughart PC, Chicago, Illinois, will issue an opinion about the validity of the securities. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel who we will name in the applicable prospectus supplement.
EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of HoganTaylor LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 6.10 of our Bylaws makes mandatory that the Company will indemnify our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other law. We are not required to indemnify any director or officer in connection with a proceeding brought by such director or officer unless (i) such indemnification is expressly required by law; (ii) the proceeding was authorized by our board of directors; or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law or any other applicable law. In addition, Section 6.10 of our Bylaws allows, but does not make mandatory, that the Company indemnify its employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:
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transaction from which the director derives an improper personal benefit;

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act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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unlawful payment of dividends or redemption of shares; or

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breach of a director’s duty of loyalty to the corporation or its stockholders.

Section 1 of Article Sixth of our Certificate of Incorporation includes such a provision stating that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director.
The indemnification provided for above provides for reimbursement of all losses of the indemnified party including, expenses, judgment, fines and amounts paid in settlement. The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition in certain circumstances.

1,500,000 Shares

Orchids Paper Products Company

Common Stock
PROSPECTUS SUPPLEMENT

Sole Book-Running Manager
Jefferies
Co-Managers
Oppenheimer & Co.
Craig-Hallum Capital Group
April 23, 2015